Exhibit 99.1
ReneSola Ltd Announces Third Quarter 2011 Results

JIASHAN, China, November 23, 2011 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced its unaudited financial results for the quarter ended September 30, 2011.

Third Quarter 2011 Financial and Operating Highlights

•	Total solar product shipments in Q3 2011 were 328.5 megawatts (“MW”), compared to 295.5 MW in Q2 2011.

•	Q3 2011 net revenues were US$189.1 million, compared to US$249.3 million in Q2 2011.

•	Q3 2011 gross loss was US$7.7 million, compared to gross profit of US$45.9 million in Q2 2011.

•	Q3 2011 gross margin was negative 4.0%, which includes a non-cash inventory write-down of US$19.4 million, compared to 18.4% in Q2 2011.

•	Q3 2011 operating loss was US$34.5 million, compared to operating income of US$23.2 million in Q2 2011.

•	Q3 2011 net loss was US$8.2 million, representing basic and diluted losses per share of US$0.05, and basic and diluted losses per American depositary share (“ADS”) of US$0.09.

•	Cash and cash equivalents plus restricted cash were US$450.3 million as of September 30, 2011, compared to US$480.8 million as of June 30, 2011.

“Challenging global market conditions continued to impact our business in the third quarter of 2011,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Oversupply and weakened demand led to substantial decreases in solar wafer and module prices, which negatively impacted our revenues and margins for the quarter. However, we continued to execute on our cost-reduction strategy and are confident we will remain the industry leader in cost-competitive wafer manufacturing. We have also begun to explore the systems business in China, and have conducted preliminary work on a project in Qinghai. Given the potential opportunities for high returns within the systems business in China, we will examine carefully and evaluate opportunities in this area. At the same time, we will continue to focus on wafer manufacturing while considering other investment opportunities to position ourselves favorably once macro conditions stabilize.”

Third Quarter 2011 Results

Total Solar Product Shipments

	3Q11	2Q11	3Q10	Q-o-Q%	Y-o-Y%
Total Solar Product Shipments (MW)	328.5	295.5	324.9	11.2%	1.1%
Wafer Shipments (MW)	294.8	230.5	226.6	27.9%	30.1%
Module Shipments (MW)	33.7	65.0	98.3	(48.2%)	(65.7)%

The sequential increase in solar product shipments was the result of increased solar wafer shipments due to strong overall demand for the Company’s Virtus wafers, offset by a decrease in solar module shipments, which were influenced by relatively weak market demand and Europe’s challenging financing environment.

Net Revenues

	3Q11	2Q11	3Q10	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$189.1	$249.3	$358.7	(24.2%)	(47.3%)

The sequential decrease in revenues was driven by a significant decline in the average selling price (“ASP”) of solar wafers and modules, which moved to US$0.54 per watt (“W”) and US$1.19/W, respectively, as well as a large decrease in solar module shipments to Europe.

Gross Profit (Loss)

	3Q11	2Q11	3Q10	Q-o-Q%	Y-o-Y%
Gross Profit (Loss) (US$mln)	($7.7)	$45.9	$116.7	(116.8%)	(106.6%)
Gross Margin	(4.0%)	18.4%	32.5%	-	-

The sequential decrease in gross profit was primarily due to the declines in solar wafer and module ASPs, as well as an inventory write-down of approximately US$19.4 million to reflect the significant drop in prices for polysilicon, solar wafers and solar modules.

Operating Income (Loss)

	3Q11	2Q11	3Q10	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$26.8	$22.7	$30.3	18.1%	(11.6%)
Operating Income (Loss) (US$mln)	($34.5)	$23.2	$86.4	(248.7%)	(139.9%)
Operating Margin	(18.2%)	9.3%	24.1%	-	-

The sequential increase in operating expenses was primarily due to higher sales and marketing expenses in Q3 2011 resulting primarily from storage fees for modules shipped to Europe but not yet sold and expenses related to the Company’s potential power project in Qinghai, as well as higher general and administrative expenses in Q3 2011 as a result of the reversals of accounts receivables provisions and personnel expenses in Q2 2011.

Foreign Exchange Gain (Loss)

The Company had a foreign exchange loss of US$0.9 million in Q3 2011, primarily due to the depreciation of the euro. The Company also recognized a US$10.1 million gain on derivatives, compared to a loss of US$9.2 million in Q2 2011, as the euro depreciated more than the forward rate hedged.

Gain on Repurchase of Convertible Notes

The Company also recognized a gain of US$20.2 million related to the Company’s repurchase of a portion of its convertible notes in Q3 2011. As mentioned in previous quarters, the Company may repurchase its convertible notes from time to time.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	3Q11	2Q11	3Q10
Net Income (Loss) (US$mln)	($8.2)	$1.8	$60.1
Diluted Earnings (Loss) Per Share	(0.05)	0.01	$0.35
Diluted Earnings (Loss) Per ADS	(0.09)	0.02	$0.70

Business Highlights

Research and Development

In Q3 2011, the Company began research on producing diamond-steel wires internally, which would enable the Company to cut extremely thin solar wafers of less than 150 millimeters. The Company’s in-house diamond-steel wire production is currently in a trial production phase. The Company expects to mass produce diamond-steel wires by the end of Q4 2011 and will integrate diamond-steel wires with wafer manufacturing beginning in 2012. The Company plans to continue investing in research and development to achieve advancements in technology and manufacturing methods, in line with its overall cost-reduction strategy.

Wafer Business

In Q3 2011, the Company’s average non-silicon wafer processing cost was US$0.23/W, a decrease from US$0.26/W in Q2 2011 as a result of continued cost-reduction efforts, including the use of upgraded furnaces and lower-priced raw materials. By the end of Q3 2011, the Company’s non-silicon wafer processing cost was US$0.21/W, and the Company’s non-silicon Virtus wafer processing cost was US$0.19/W. The successful execution of the Company’s cost reduction strategies should allow the Company to achieve its non-silicon wafer processing cost target of US$0.19/W by the end of the year.

The Company’s highly efficient multicrystalline Virtus wafer achieved an annual production capacity of 1.1 GW at the end of Q3 2011, and the Company is on target to upgrade all multicrystalline wafer production to Virtus wafer production by the end of 2011. During Q3 2011, the Company’s higher grade V-Grade Virtus wafer consistently achieved cell conversion efficiencies greater than 18%.

Module Business

The Company delivered solar module shipments of 33.7 MW with an ASP of US$1.19/W in Q3 2011, a decrease from solar module shipments of 65.0 MW with an ASP of US$1.53/W in Q2 2011. The significant sequential decline in solar module shipments was primarily due to the challenging financing and solar market environment in Europe. At the end of Q3 2011, the Company’s module processing cost was approximately US$0.44/W. The Company will continue to reduce its module processing costs, but expects difficult market conditions to extend into Q4 2011 and Q1 2012.

Polysilicon Update

The Company’s Sichuan polysilicon plant continued to contribute to the Company’s cost-reduction strategy in Q3 2011 and remains central to the Company’s long-term manufacturing strategy. In Q3 2011, the Company produced approximately 760 metric tons (“MT”) of polysilicon, a decrease from approximately 787 MT in Q2 2011 as a result of temporary electricity shortages from government-sponsored infrastructure upgrades and facility improvements. The Company’s internal polysilicon production cost was reduced to approximately US$35.70/kg by the end of Q3 2011, compared to approximately US$40/kg at the end of Q2 2011.

The Company expects to expand its polysilicon production capacity to 8,500 MT by the end of Q2 2012, but may expand at a slower rate if polysilicon spot market prices and solar product demand remain low. In Q4 2011, the Company expects polysilicon production to reach between 900 MT and 950 MT and polysilicon production cost to approach US$30/kg.

Strong Cash Position

Net cash and cash equivalents plus restricted cash were US$450.3 million at the end of Q3 2011, compared to US$480.8 million at the end of Q2 2011. Total debt was US$691.4 million in Q3 2011, compared to US$560.7 million in Q2 2011, excluding US$130.8 million due in convertible notes.

Capital expenditures were US$46.4 million for Q3 2011. Short-term borrowings were US$523.5 million in Q3 2011, an increase from US$428.0 million in Q2 2011.

2011 Capacity Expansion Plans and Related CAPEX

The Company expects to further reduce its capital expenditures for the full year 2011 from $270 million to $158 million in order to conserve cash and extend the timeline for capital expenditures. The Company expects to expand annual Virtus wafer production capacity to 1.8 GW, upgrading all multicrystalline wafer production to Virtus wafer production, begin in-house production of diamond-steel wires, and continue research and development regarding additional cost-reduction methods. The Company also expects to spend a significant portion of its 2011 capital expenditure to increase polysilicon production at a flexible and market-sensitive rate from the current 3,500 MT to 8,500 MT by the end of Q2 2012.

Company Appoints Vice President of Global Sourcing

The Company appointed Charles Ding as vice president of global sourcing in August 2011. Mr. Ding has over 22 years of engineering and executive experience with extensive aerospace and automotive experience in both the United States and China. He has worked as an engineer and supply chain executive for several multinational automotive companies, including Johnson Controls, ArvinMeritor and GDX Automotive in the United States. Before receiving a master’s degree in mechanical engineering from the University of Toledo in 1997, Mr. Ding served as an engineer at Parker Hannifin Corporation in the United States and China Aerospace Corporation (now CNSA) in China. Mr. Ding received a bachelor′s degree in mechanical engineering from the Harbin Institute of Technology in 1989.

Outlook

In Q4 2011, the Company expects total solar wafer and module shipments to be in the range of 280 MW to 300 MW and revenues to be in the range of US$140 million to US$150 million.

For the full year 2011, the Company expects total solar wafer and module shipments to be in the range of 1.23 GW to 1.25 GW and revenues to be in the range of US$935 million to US$945 million.

Conference Call Information

ReneSola's management will host an earnings conference call on Wednesday, November 23, 2011 at 8 am U.S. Eastern Time (9 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until November 30, 2011:

International:	+1-718-354-1232
Passcode:	22986273

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Investor Relations
Tel:	+86-573-8473-9011
Email:	ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
Email:	sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	sol@ogilvy.com

RENESOLA LTD
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	Sep 30,	June 30,	Dec 31,	Sep 30,
	2011	2011	2010	2010
	US$000	US$000	US$000	US$000
ASSETS
Current assets:
Cash and cash equivalents	406,280	438,124	290,702	211,586
Restricted cash	43,999	42,690	33,640	75,051
Available-for-sale investment	1,837	3,541	3,332	3,512
Accounts receivable, net of allowances for doubtful accounts	107,856	104,651	81,540	120,366
Inventories, net of inventory provision	218,777	162,571	170,599	163,629
Advances to suppliers-current	29,674	34,160	26,315	41,898
Amounts due from related parties	352	364	389	401
Value added tax recoverable	62,499	51,058	44,102	40,409
Income tax recoverable	4,991	4,939	4,021	-
Prepaid expenses and other current assets	13,330	16,795	16,946	15,620
Deferred convertible bond issue costs-current	923	1,431	-	-
Derivative assets	6,676	3,252	11,660	-
Assets held-for-sale	3,248	-	-	-
Deferred tax assets-current	22,636	16,923	14,763	22,155
Total current assets	923,078	880,499	698,009	694,627

Property, plant and equipment, net	911,190	879,935	801,472	786,578
Prepaid land use right	49,937	48,643	37,189	25,707
Business license, net	3,677	3,629	-	-
Deferred tax assets-non-current	11,256	9,995	8,526	18,948
Deferred convertible bond issue costs-non-current	3,189	5,313	-	-
Advances to suppliers-non-current	22,128	24,697	13,743	-
Advances for purchases of property, plant and equipment	25,103	12,396	26,930	15,871
Other long-lived assets	2,576	2,763	2,753	2,881
Goodwill	5,642	5,638	5,323	5,323
Total assets	1,957,776	1,873,508	1,593,945	1,549,935

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	523,530	427,961	400,798	353,558
Accounts payable	209,493	162,439	220,798	209,409
Advances from customers-current	59,810	64,631	57,396	82,356
Amounts due to related parties	-	-	25	24
Other current liabilities	112,327	111,316	79,633	96,861
Income tax payable	3,611	7,347	16,438	-
Deferred tax liabilities	3,438	3,350	1,778	-
Derivative liabilities	6,657	13,998	1,381	2,426
Total current liabilities	918,866	791,042	778,247	744,634

Convertible bond payable-non-current	130,800	200,000	-	-
Long-term borrowings	167,830	132,745	121,515	188,596
Advances from customers-non-current	57,389	70,641	76,080	82,821
Warranty	12,137	11,087	8,701	6,276
Other long-term liabilities	39,624	38,361	22,937	14,384
Total liabilities	1,326,646	1,243,876	1,007,480	1,036,711

Shareholders' equity
Common shares	422,314	422,314	422,039	415,001
Additional paid-in capital	3,150	2,133	19,858	22,995
Treasury stock	(1,944)	-	-	-
Retained earnings	141,553	148,841	108,387	47,342
Accumulated other comprehensive income	66,057	56,344	36,181	27,886
Total shareholders' equity	631,130	629,632	586,465	513,224

Total liabilities and shareholders' equity	1,957,776	1,873,508	1,593,945	1,549,935

RENESOLA LTD
Unaudited Consolidated Statements of Income Data
(US dollar in thousands, except ADS and share data)

	Three Months Ended			Nine Months Ended
	Sep 30, 2011	Jun 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
	US$000	US$000	US$000	US$000	US$000

Net revenues	189,062	249,313	358,704	797,588	819,134
Cost of revenues	(196,716)	(203,409)	(241,964)	(658,165)	(590,447)
Gross profit (loss)	(7,654)	45,904	116,740	139,423	228,687
GP%	(4.0%)	18.4%	32.5%	17.5%	27.9%

Operating expenses:
Sales and marketing	(5,064)	(3,200)	(2,330)	(11,746)	(5,571)
General and administrative	(12,157)	(8,129)	(15,900)	(30,281)	(33,998)
Research and development	(12,152)	(11,189)	(9,300)	(35,509)	(22,927)
Other general (expense) income	2,525	(207)	(2,806)	2,343	(6,133)
Total operating expenses	(26,848)	(22,725)	(30,336)	(75,193)	(68,629)

Income (loss) from operations	(34,502)	23,179	86,404	64,230	160,058

Non-operating (expenses) income:
Interest income	3,587	1,603	438	5,675	917
Interest expenses	(10,018)	(9,097)	(6,199)	(26,148)	(16,466)
Foreign exchange gain (loss)	(865)	906	582	4,796	(342)
Gains (losses) on derivatives, net	10,055	(9,151)	(3,070)	(18,900)	(2,924)
Other-than-temporary impairment loss on available-for-sale investment	(1,705)	(2,666)	-	(4,371)	-
Gains on repurchase of convertible bonds	20,153	-	-	20,153	6
Investment loss	-	(192)	-	(192)	-
Total non-operating (expenses) income	21,207	(18,597)	(8,249)	(18,987)	(18,809)
Income (loss) before income tax	(13,295)	4,582	78,155	45,243	141,249

Income tax benefit (expense)	5,145	(2,743)	(18,041)	(8,218)	(33,297)
Net income (loss) attributed to holders of ordinary shares	(8,150)	1,839	60,114	37,025	107,952

Earnings per share

Basic	(0.05)	0.01	0.35	0.21	0.63

Diluted	(0.05)	0.01	0.35	0.19	0.62

Earnings per ADS

Basic	(0.09)	0.02	0.70	0.43	1.25

Diluted	(0.09)	0.02	0.70	0.37	1.25

Weighted average number of shares used in computing earnings per share
Basic	173,632,298	173,897,369	172,767,742	173,794,549	172,714,166

Diluted	173,632,298	173,971,905	172,921,501	198,188,624	172,765,419

RENESOLA LTD Consolidated Cash Flow Statement

	Nine Months Ended
	September 30, 2011	September 30, 2010
	US$000	US$000
Operating activities:
Net income	37,025	107,952
Adjustment to reconcile net income to net cash used in operating activities:
Inventory write-down	22,747	-
Depreciation and amortization	59,338	40,301
Amortization of deferred convertible bond issuance costs and premium	669	327
Allowance for doubtful receivables and advance to suppliers and prepayment for purchases of property, plant and equipment	(1,324)	6,374
Losses on derivatives	18,900	639
Share-based compensation	3,399	2,711
Loss on impairment of long-lived assets	192	-
Loss on disposal of long-lived assets	331	673
Other-than-temporary impairment loss on available-for-sale investment	4,371	-
Gains on repurchase of convertible bonds	(20,153)	-

Changes in operating assets and liabilities:
Accounts receivable	(35,407)	(11,600)
Inventories	(65,130)	(22,608)
Advances to suppliers	(9,743)	(25,797)
Amounts due from related parties	25	47
Value added tax recoverable	(16,540)	12,274
Prepaid expenses and other current assets	3,276	(10,124)
Prepaid land use right	1,597	(493)
Accounts payable	(17,228)	112,421
Advances from customers	(18,439)	30,933
Other current liabilities	(11,111)	15,796
Deferred taxes	(6,712)	24,292
Accrued warranty cost	3,072	2,972
Net cash (used in) provided by operating activities	(46,845)	287,090

Investing activities:
Purchases of property, plant and equipment	(84,491)	(94,519)
Advances for purchases of property, plant and equipment	(16,564)	2,392
Purchases of other long-lived assets	(121)	(433)
Proceeds from disposal of property, plant and equipment	-	51
Cash received from government subsidy	1,070	5,910
Changes in restricted cash	(8,864)	(48,289)
Cash consideration for acquisition, net of cash received	(1,102)	-
Net cash paid for settlement of derivatives	(8,388)	-
Net cash used in investing activities	(118,460)	(134,888)

Financing activities:
Proceeds from bank borrowings	648,194	552,595
Repayment of bank borrowings	(498,319)	(569,012)
Cash paid for issuance cost	(7,150)	(252)
Proceeds from exercise of stock options	148	468
Cash paid for repurchase of convertible bonds	(46,714)	(32,715)
Cash paid for ADSs repurchase	(1,944)	-
Proceeds from issuance of convertible bonds	200,000	-
Refund (purchase) of conversion spread hedges	(23,842)	-
Net cash provided by (used in) financing activities	270,373	(48,916)

Effect of exchange rate changes	10,510	1,492

Net increase in cash and cash equivalent	115,578	104,778
Cash and cash equivalents, beginning of period	290,702	106,808
Cash and cash equivalents, end of period	406,280	211,586